United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ____ .)

Press Release
Signature Page

Vale adjusts nickel production to global demand
Rio de Janeiro, April 16, 2009 — Companhia Vale do Rio Doce (Vale) announces that it has taken further steps to adjust its nickel production to the evolution of global demand. In light of a global recessionary environment, Vale retains the option of managing production and project execution according to its assessment of market conditions.
Consistent with this guideline, we decided to slowdown the conclusion of the Onça Puma nickel project, state of Pará, Brazil, previously scheduled to come on stream in January 2010, with a nominal capacity of 58,000 metric tons of nickel in ferronickel. Given that an environmental permit is still pending, the start-up of Onça Puma will be postponed by at least one year.
Vale is shutting down for a period of eight weeks — from June 1 to July 27 — its nickel mining and processing facilities at Sudbury, province of Ontario, Canada. The shutdown will follow a previously planned normal maintenance period at the Sudbury plants during May. In addition, our processing facilities of precious metals — a by-product of nickel mining in Sudbury — at Port Colborne, Ontario, will also be shutdown from June 1 to July 27, 2009.
Sudbury is one of the largest nickel producing sites in the world and last year its mines provided the feed for the production of 85,300 metric tons of finished nickel, 31% of Vale’s output.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 16, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations